

Mail Stop 3010

December 16, 2009

Mr. James B. Wootton
President
Pathmark Charter Corp.
8405 Pulsar Pl Ste 157
Columbus, OH 43240

> **Re:** **Pathmark Charter Corp.**
> **Registration Statement on Form 10**
> **Filed November 19, 2009**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed November 23, 2009**
> **File No. 000- 53838**

Dear Mr. Wootton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Exchange Act. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Item 1 – Description of Business

General

2.   Please expand your disclosure in this section to provide all of the information
        required by Item 101 of Regulation S-K, including a description of your plan of
        operation for the remainder of the current fiscal year and for the first six months
        of the next fiscal year and, to the extent material to an understanding of your
        business taken as a whole, the information specified in paragraphs (c)(1)(i)
        through (x) of Item 101.

a) Business Development, page 3

3.   Refer to the penultimate sentence in the first paragraph. Please revise your
        disclosure to separate your auditor's opinion regarding your ability to continue
        beyond the developmental stage from the assertion that you currently do not meet
        the test of "going concern."

b) Business of the Issuer, page 4

4.   We note your disclosure on page 4 that Pathmark is a "blank check" company
        within the meaning of Section 3(a)(51) of the Exchange Act of 1934. It appears
        that Section 3(a)(51) defines "penny stock" whereas Rule 419 of Regulation C
        defines a "blank check company." In addition, Rule 12b-2 does not appear to be
        promulgated under the Securities Act of 1933. Please revise or advise.

Strategies for Identifying and Completing a Business Combination, page 6

5.   We note your disclosure in this section regarding Mr. Wootten's planned
        activities for seeking out a business combination. Please supplement your
        disclosure to discuss specifically the efforts the company has been engaged in
        since inception. Considering your lack of capital, the substantial costs involved
        and your disclosure elsewhere that you anticipate that the company will accrue, at
        a minimum, $5,000 annually in accounting-related expenses, please expand your
        discussion under the *Form of Potential Business Combination* subheading to
        discuss how you will engage in "reasonable investigative measures" to locate a
        target company and how you will fund such efforts. Please also include similar
        disclosure in your *Management's Discussion and Analysis* section.

6.   Please disclose what benefits you intend to obtain for your shareholders by
        merging with a private operating company. For example, clarify whether you will
        seek to retain an equity interest in the surviving company, a cash payment in
        exchange for outstanding shares, or a combination.

7.   Please provide more detail as to how the company intends to search for a target
        company, addressing matters such as the approximate number of persons who will
        be contacted or solicited and their relationship to the company's promoters or
        management.

Form of Potential Business Combination, page 7

8.   We note that Mr. Wootten has significant latitude in setting and altering your
        target acquisition strategy as well as consummating transactions without the
        consent of your stockholders. Please explain whether Mr. Wootten is under an
        obligation to notify stockholders of such decisions. Please also disclose whether
        you intend to provide stockholders with complete disclosure concerning a target
        company and its business, including audited financial statements, prior to any
        merger or acquisition.

9.   We note your disclosure in this section that the investigation of a specific business
        opportunity will require "substantial management time and attention." In
        addition, we note your disclosure stating that your officers and directors will
        devote no more than a few hours per week to this venture. Please revise your
        disclosure in this section to disclose the specific amount of time management will
        devote to the company each week.

Item 1A – Risk Factors, page 9

6. There may be conflicts of interest between our management…, page 11

10.   We note your statement under this subheading that your "management's own
        pecuniary interest may at some point compromise its fiduciary duty to our
        stockholders." Please explain in greater detail how management's fiduciary duty
        would be compromised.

14. Principal stockholder may engage in a transaction…, page 16

11.   Please revise this risk factor to provide further information related to these
        potential transactions, explaining in greater detail the underlying reason or
        reasons for engaging in the transactions. Further, please advise, with a view
        towards disclosure, why your management may change subsequent to these
        transactions.

Item 2 - Management's Discussion and Analysis or Plan of Operations, page 18

12.   We note your disclosure on page 19 that the company has had no discussions with
        stockholders, management or other investors regarding funding. In light of this

disclosure, please provide a reasonable basis for the statement on page 19 that "additional funding, if necessary … may be loaned to or invested in the Company by [y]our stockholders, management or other investors."

13.   We note your disclosure on page 19 that the company has no need to seek additional funds. We also note that as of November 17, 2009 the company had $1,410 and anticipated expenses of $5,000 over the next 12 months. Please discuss in greater detail how it is not necessary for the company to seek additional funding.

Item 4 - Security Ownership of Certain Beneficial Owners and Management, page 20

14.   We note your disclosure that Mr. Wootten is your sole stockholder. Please revise your disclosure hereunder to affirmatively state that the beneficial ownership table includes all shares that may be received within 60 days. Refer to Rule 13d-3 of the Exchange Act.

Item 5 - Directors, Executive Officers, Promoters and Control Persons, page 21

15.   Please clarify your disclosure regarding Mr. Wootten's service on the finance committee of the Ohio Ministry Network of the Assemblies of God by adding dates or the duration of service. Refer to Item 401(e) of Regulation S-K.

16.   Your disclosure on page 5 indicates that you may acquire or merge with a business in any industry or line of business. Further, we note your management receives no compensation and does not devote significant time to the development activities and execution of your business and that you have no "power or right to control and direct our management in the material details of how work is to be performed." In light of such disclosures, please revise your disclosure in this section to indicate if Mr. Wootten holds any positions in other businesses which present a conflict of interest when evaluating possible merger partners or other businesses you may consider for acquisition in the future. If so, please explain the nature of the potential conflict and why you do not believe it will have a negative impact on any decisions made by management.

Item 9 - Market for Common Equity and Related Stockholder Matters, page 24

17.   Please revise to provide the information required by Item 201(a)(2) of Regulation S-K with respect to the market price of your common stock.

Item 10 - Recent Sales of Unregistered Securities, page 24

18.   In accordance with Item 701(c) of Regulation S-K, please provide us with a
        detailed legal analysis of why this transaction should be exempt from registration
        under Section 4(2) of the 1933 Act.

Item 15 – Exhibits, page 34

19.   We note your disclosure under Item 7 and in note 5 to the financial statements
        that the company has an unsecured promissory note payable to Mr. Wootten in the
        amount of $3,000 due on or before the earlier of December 31, 2011 or the date
        that the company consummates a business combination. Please tell us why you
        have not filed the promissory note as an exhibit to your Form 10, pursuant to Item
        601(b)(10) of Regulation S-K.

                                        ******

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide a response. You may wish to provide
us with marked copies of the amendment to expedite our review. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or William Demarest, Staff Accountant, at (202) 551-3432 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief